Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2021	2020

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$714,704	$689,776
Exploration and Production and Other Revenues	889,907	636,726
Pipeline and Storage and Gathering Revenues	243,445	216,760
	1,848,056	1,543,262

Operating Expenses:
Purchased Gas	221,835	193,237
Operation and Maintenance:
Utility and Energy Marketing	181,377	182,681
Exploration and Production and Other	176,560	154,190
Pipeline and Storage and Gathering	125,048	110,853
Property, Franchise and Other Taxes	96,434	88,037
Depreciation, Depletion and Amortization	340,761	314,360
Impairment of Oil and Gas Producing Properties	—	525,590
	1,142,015	1,568,948
Gain on Sale of Timber Properties	—	51,066
Operating Income	706,041	25,380

Other Income (Expense):
Other Income (Deductions)	(14,142)	(16,950)
Interest Expense on Long-Term Debt	(139,331)	(116,825)
Other Interest Expense	(4,142)	(7,433)

Income (Loss) Before Income Taxes	548,426	(115,828)

Income Tax Expense	130,161	16,761

Net Income (Loss) Available for Common Stock	$418,265	$(132,589)

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$4.59	$(1.49)

Diluted:
Net Income (Loss) Available for Common Stock	$4.55	$(1.49)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,196,134	89,132,522

Used in Diluted Calculation	91,853,955	89,132,522